Exhibit 99.99
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock code: 1137)
ANNUAL RESULTS FOR THE YEAR ENDED 31 AUGUST 2011
HIGHLIGHTS
•
Declared HK15 cents final cash dividend per ordinary share (FY2010: HK13.5 cents per ordinary share) bringing total dividend per ordinary share to HK30 cents for FY2011 (FY2010: HK20 cents per ordinary share), representing 7.8% yield on yesterday’s closing price of HK$3.85

•	Net profit up 44.7% to HK$313.9 million and earnings before interest, tax, depreciation and amortisation (“EBITDA”) up 26.6% year-on-year to HK$594.1 million
•	Total turnover grew by 6.8% year-on-year to HK$1,681.5 million driven by Fixed Telecommunications Network Services (“FTNS”) turnover growth of 9.5% year-on-year to HK$1,484.3 million
•	Added 64,000 broadband subscriptions, with an acceleration of growth of 39,000 in second half versus 25,000 in first half
•	Expanded Fibre network coverage by 170,000 homes pass to reach 1.94 million homes pass, out of total estimated 2.35 million households in Hong Kong

The Board of Directors (the “Board” or the “Directors”) of City Telecom (H.K.) Limited (“City Telecom” or the “Company”) is pleased to present the audited consolidated results of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended 31 August 2011 together with the comparative figures for the previous year.
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 AUGUST 2011

			2011	2010
	Note		HK$’000	HK$’000

Turnover	2		1,681,458	1,574,687
Network costs and costs of sales	3		(212,315)	(195,292)
Other operating expenses	4	(a)	(1,097,164)	(1,105,604)
Other income, net	4	(b)	7,249	7,989
Finance costs	4	(c)	(6,359)	(22,235)

Profit before taxation	4		372,869	259,545
Income tax expense	5		(58,954)	(42,679)

Profit attributable to shareholders			313,915	216,866

Basic earnings per share	7		HK40.8 cents	HK30.7 cents

Diluted earnings per share	7		HK39.6 cents	HK29.4 cents

CONSOLIDATED BALANCE SHEET
AS AT 31 AUGUST 2011

		2011	2010
	Note	HK$’000	HK$’000

Non-current assets

Goodwill		1,066	1,066
Fixed assets		1,642,701	1,431,813
Long term receivable and prepayment		4,101	5,174
Deferred expenditure		15,323	6,626

		1,663,191	1,444,679

Current assets

Accounts receivable	8	71,999	99,729
Other receivables, deposits and prepayments		90,984	89,490
Deferred expenditure		29,312	28,986
Cash at bank and in hand		408,976	588,665

		601,271	806,870

Current liabilities

Bank overdrafts — unsecured		845	10,490
Accounts payable	9	17,419	35,128
Other payables and accrued charges		209,585	195,931
Deposits received		26,969	21,822
Current portion — deferred services revenue		85,895	97,248
Tax payable		2,281	1,533
Current portion — obligations under finance leases		105	212

		343,099	362,364

Net current assets		258,172	444,506

Total assets less current liabilities		1,921,363	1,889,185

		2011	2010
	Note	HK$’000	HK$’000

Non-current liabilities

Deferred tax liabilities		111,138	55,843
Long-term deferred services revenue		992	9,550
Derivative financial instrument		11,564	11,293
Long-term debt and other liabilities		288	123,960

		123,982	200,646

Net assets		1,797,381	1,688,539

Capital and reserves

Share capital	10	77,191	76,500
Reserves	10	1,720,190	1,612,039

Total equity attributable to equity shareholders of the Company		1,797,381	1,688,539

Notes:
1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES
These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, these financial statements also comply with HKFRSs. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.
The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortised costs.
The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 August 2011 and which have not been adopted in these financial statements.

Effective for
accounting periods
beginning on or after

IFRSs/HKFRSs (Amendments)	Improvements to IFRSs/HKFRSs (2010)	1 January 2011

IAS/HKAS 24 (Revised)	Related party disclosures	1 January 2011

Amendments to IFRS/HKFRS 7	Financial instruments: Disclosures — Transfer of financial assets	1 July 2011

IFRS/HKFRS 9	Financial instruments	1 January 2013

IFRS/HKFRS 12	Disclosure of interests in other entities	1 January 2013

IFRS/HKFRS 13	Fair value measurement	1 January 2013

IAS/HKAS 19 (2011)	Employee benefits	1 January 2013
The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

2.	TURNOVER AND SEGMENT INFORMATION

	2011	2010
	HK$’000	HK$’000

Turnover

International telecommunications services	197,134	218,589
Fixed telecommunications network services (note 2(b))	1,484,324	1,356,098

	1,681,458	1,574,687

(a)	Segment information
The Group is organised on a worldwide basis into two business segments:

•	International telecommunications	:	provision of international long distance calls services

•	Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services, IP-TV services and corporate data services
The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2011
	International	Fixed tele-
	tele-	communications
	communications	network
	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover
— External sales	197,134	1,484,324	—	1,681,458
— Inter-segment sales	3,814	14,837	(18,651)	—

	200,948	1,499,161	(18,651)	1,681,458

Segment results	65,832	306,147		371,979

Other net income, excluding interest income				3,883
Interest income				3,366
Finance costs				(6,359)

Profit before taxation				372,869
Income tax expense				(58,954)

Net profit				313,915

	2010
	International	Fixed tele-
	tele-	communications
	communications	services
	services	network	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover
— External sales	218,589	1,356,098	—	1,574,687
— Inter-segment sales	5,673	16,673	(22,346)	—

	224,262	1,372,771	(22,346)	1,574,687

Segment results	54,173	219,618		273,791

Other net loss, excluding interest income				(3,383)
Interest income				11,372
Finance costs				(22,235)

Profit before taxation				259,545
Income tax expense				(42,679)

Net profit				216,866

(b)
Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company, is a Fixed Telecommunications Network Services (“FTNS”) licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts to be collected. In prior years, majority of the mobile operators rejected HKBN’s demand for payment of the mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested the TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators (“mobile operator under dispute”) to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, the TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.
Subsequent to June 2007, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from 1 April 2002 to 31 August 2004 and with respect to the period after 31 August 2004 at the interim rate stated in the contractual agreements. The interim rate was subject to adjustment based on further determination to be issued by TA.
In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with the four mobile operators.

In September 2008, TA accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from 1 April 2002 to 26 April 2009 payable by the mobile operators that had not reached contractual agreements with HKBN, and the rate for the period from 1 September 2004 to 26 April 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”).
In May 2010, the TA issued its decision on the 2008 Determination which set out the rates of mobile interconnection charges payable by the mobile operators under dispute.
Based on the 2008 Determination, the Group reversed approximately HK$19,706,000 revenue related to mobile interconnection charges and recognised approximately HK$10,053,000 interest income during the year ended 31 August 2010.
Included in the accounts receivable balance as at 31 August 2011 were receivable relating to mobile interconnection charges of HK$23,000 (31 August 2010: HK$39,763,000).
3.	NETWORK COSTS AND COSTS OF SALES
Network costs and costs of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.
4.	PROFIT BEFORE TAXATION
Profit before taxation is arrived at after charging/(crediting) the following:
(a)	Other operating expenses

	2011	2010
	HK$’000	HK$’000

Advertising and marketing expenses	344,136	372,727
Amortisation of deferred expenditure	37,873	48,621
Auditors’ remuneration	2,777	2,910
Depreciation of owned fixed assets	217,790	198,323
Depreciation of fixed assets held under finance lease	407	706
Operating lease charges in respect of land and buildings	28,426	22,669
Operating lease charges in respect of equipment	—	39
Provision for doubtful debts	13,636	14,742
Impairment loss on other receivable	1,587	—
Loss/(gain) on disposal of fixed assets	1,008	(1,375)
Talent costs (note 4(d))	311,355	301,760
Others	138,169	144,482

	1,097,164	1,105,604

(b)	Other income, net

	2011	2010
	HK$’000	HK$’000

Interest income	(3,366)	(11,372)
Loss on extinguishment of 10-year senior notes	—	9,650
Net exchange gain	(995)	(324)
Others	(2,888)	(5,943)

	(7,249)	(7,989)

(c)	Finance costs

	2011	2010
	HK$’000	HK$’000

Interest element of finance leases	30	42
Interest on 10-year senior notes	—	5,881
Amortisation of incidental issuance costs	—	188
Interest on bank borrowings	1,152	1,379
Amortisation of upfront costs on bank borrowings	182	192
Change in fair value of derivative financial instrument	271	11,293
Write-off of upfront costs upon settlement of long-term bank loan	1,251	—
Other borrowing costs	3,473	3,260

	6,359	22,235

(d)	Talent costs

	2011	2010
	HK$’000	HK$’000

Wages and salaries	517,609	518,380
Provision for annual leave	612	561
Equity settled share-based transaction	4,652	5,347
Retirement benefit costs — defined contribution plans	43,872	38,820

	566,745	563,108
Less: Talent costs capitalised as fixed assets	(22,206)	(20,851)
Talent costs included in network costs and costs of sales	(10,843)	(11,098)
Talent costs included in advertising and marketing expenses	(222,341)	(229,399)

	311,355	301,760

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

5.	INCOME TAX EXPENSE
Hong Kong Profits Tax rate is 16.5%. There was no provision for Hong Kong Profits Tax for 2010 and 2011 as the Group’s Hong Kong subsidiaries which were subject to Hong Kong Profits Tax were sustained tax losses. The statutory income tax rate in the People’s Republic of China (“PRC”) is 25%. CTI Guangzhou Customer Services Co. Ltd., being a recognised Advanced Technology Service Enterprise, is subject to income tax at a reduced rate of 15% from calendar years 2010 to 2012. Non-Hong Kong current taxation is mainly related to the PRC income tax.
The amount of income tax expense in the consolidated income statement represents:

	2011	2010
	HK$’000	HK$’000

Current taxation

Hong Kong
— Over-provision in prior years	—	40
Non-Hong Kong
— Provision for the year	(3,524)	(2,585)
— Under-provision in respect of prior years	(135)	—

Deferred taxation

Origination and reversal of temporary differences	(55,295)	(40,134)

Income tax expense	(58,954)	(42,679)

6.	DIVIDENDS
(a)	Dividends payable to equity shareholders of the Company attributable to the year:

	2011	2010
	HK$’000	HK$’000

Interim dividend declared and paid of HK15 cents per ordinary share (2010: HK6.5 cents per ordinary share)	115,605	49,725
Final dividend proposed after the balance sheet date, of HK15 cents per ordinary share (2010: HK13.5 cents per ordinary share)	115,787	103,275

	231,392	153,000

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.
(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2011	2010
	HK$’000	HK$’000

Final dividend in respect of the financial year ended 31 August 2010, approved and paid of HK13.5 cents per ordinary share (2010: HK16 cents per ordinary share in respect of the financial year ended 31 August 2009)	103,735	108,735

7.	EARNINGS PER SHARE

	2011	2010
	HK$’000	HK$’000
Profit attributable to shareholders	313,915	216,866

Weighted average number of ordinary shares

	2011	2010
	Number	Number
	of shares	of shares
	’000	’000

Issued ordinary shares at the beginning of the year	764,997	664,180
Effect of share options exercised	3,810	14,856
Effect of placement	—	27,569

Weighted average number of ordinary shares at the end of the year (basic)	768,807	706,605
Incremental shares from assumed exercise of share options	23,992	30,011

Weighted average number of ordinary shares at the end of the year (diluted)	792,799	736,616

Basic earnings per share	HK40.8 cents	HK30.7 cents

Diluted earnings per share	HK39.6 cents	HK29.4 cents

8.	ACCOUNTS RECEIVABLE
The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.
The aging analysis of the accounts receivable is as follows:

	2011	2010
	HK$’000	HK$’000

Current – 30 days	44,949	41,244
31 – 60 days	16,417	9,024
61 – 90 days	6,861	5,245
Over 90 days (note)	10,302	50,039

	78,529	105,552

Less: Provision for doubtful debts	(6,530)	(5,823)

	71,999	99,729

Note:	The amounts over 90 days for the Group included receivable relating to mobile interconnection charges of HK$23,000 as at 31 August 2011 (2010: HK$39,763,000).

9.	ACCOUNTS PAYABLE
The aging analysis of the accounts payable is as follows:

	2011	2010
	HK$’000	HK$’000

Current – 30 days	11,719	6,838
31 – 60 days	245	1,982
61 – 90 days	733	1,647
Over 90 days	4,722	24,661

	17,419	35,128

10.	CAPITAL AND RESERVES

					Capital
		Share	Share	Capital	redemption	Retained	Exchange
		capital	premium	reserve	reserve	profits	reserve	Total
	Note	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 September 2010		76,500	1,074,997	21,064	7	513,208	2,763	1,688,539
Total comprehensive income for the year		—	—	—	—	313,915	2,383	316,298
Dividend paid in respect of previous year	6	—	—	—	—	(103,735)	—	(103,735)
Dividend paid in respect of current year	6	—	—	—	—	(115,605)	—	(115,605)
Shares issued upon exercise of share option		691	8,498	(1,957)	—	—	—	7,232
Equity settled share-based transactions		—	—	4,652	—	—	—	4,652

At 31 August 2011		77,191	1,083,495	23,759	7	607,783	5,146	1,797,381

At 1 September 2009		66,418	681,208	23,232	7	454,802	2,860	1,228,527
Total comprehensive income for the year		—	—	—	—	216,866	(97)	216,769
Dividend paid in respect of previous year	6	—	—	—	—	(108,735)	—	(108,735)
Dividend paid in respect of current year	6	—	—	—	—	(49,725)	—	(49,725)
Shares issued upon exercise of share option		2,032	22,227	(7,515)	—	—	—	16,744
Equity settled share-based transactions		—	—	5,347	—	—	—	5,347
Shares issued upon placement		8,050	371,562	—	—	—	—	379,612

At 31 August 2010		76,500	1,074,997	21,064	7	513,208	2,763	1,688,539

11.	COMPARATIVE FIGURES
During the year, management performed a review of the classification of the Group’s deferred service revenue balance. As a result of the review, the Group’s “deferred service revenue” balance amounting to HK$9,550,000 which was previously included in the current liabilities balance at 31 August 2010 have been reclassified as a non-current liability. This change in classification had no effect on the reported results of the prior year.

BUSINESS REVIEW
FY2011 is our 19th year in operation and another record year for City Telecom. With better than expected growth in 2H versus 1H, we exceeded our operational targets updated on 20 April 2011.
1.	Stable growth in Group turnover by 6.8% to HK$1,681.5 million
On our Fixed Telecommunications Network Services (“FTNS”) business, after 11 years of investing to build our end-to-end infrastructure, we are now in harvesting stage after surpassing the point of critical mass for broadband subscriptions last year. This year we achieved FTNS turnover growth of 9.5% (an increment of HK$128.2 million) to HK$1,484.3 million which more than offset the drop in International Telecommunications business (“IDD”) of 9.8% (a drop of HK$21.4 million) to HK$197.2 million. Our FTNS business now contributed to 88.3% of the Group’s turnover.
2.	Above target EBITDA achievement and record high core EBITDA margin
Leveraging our high fixed-cost composition of FTNS business and the “Do More with Less” attitude across our entire Group, this year, we are pleased to deliver core EBITDA of HK$594.1 million, exceeded announced guidance of HK$580.0 million, and also represented a year-on-year growth of 24.0% from HK$479.1 million in FY2010. This strong growth on core EBITDA also brought us a record high core EBITDA margin at 35.3%, versus 30.4% in FY2010.
3.	Record high net profits delivering better-than-market net profit margin
In addition to our strong EBITDA result, we also benefited from the full year effect on finance costs saving from our early buy-back and full redemption of our 10-year senior notes in February 2010, five years earlier than full maturity date. As a result, our net finance costs decreased significantly from HK$10.9 million in FY2010 to HK$3.0 million in FY2011. After deducting HK$59.0 million income tax expenses which included HK$55.3 million non-cash deferred taxation, our profits attributable to shareholders reached record high to HK$313.9 million versus HK$216.9 million in FY2010, represented a growth of 44.7% year-on-year.
More than this, if we looked at the latest published interim results of the other three key fixed line players in Hong Kong, PCCW Limited (0008.HK), Hutchison Telecommunications Hong Kong Holdings Limited (0215.HK) and i-CABLE Communications Limited (1097.HK), we are the only one delivering double digit net profit margin. For FY2011, we achieved 18.7% net profit margin versus 13.8% in FY2010.

4. Continuous growth on broadband subscriptions
During FY2011, despite the perception of fierce competition and our market leading price increment on our core symmetric 100Mbps broadband service from HK$99/month to HK$199/month for triple-play 100Mbps services or 1Gbps service on 1 September 2010, we were still able to achieve a net growth of 64,000 subscriptions, which dominated 58.7% of total market growth of 109,000 subscriptions*. In particular, we are proud to deliver an acceleration of growth with 39,000 net growth in 2H, up from 25,000 net growth in 1H. As of 31 August 2011, we had 590,000 subscriptions, which exceeded our updated guidance of 580,000 subscriptions announced on 20 April 2011.

*	Total market growth is based on the official statistics for the end of August 2011 from The Office of the Telecommunications Authority (“OFTA”) (http://www.ofta.gov.hk/en/datastat/eng_cus_isp.pdf).
5.	73% dividend payout ratio, represented an absolute full year increase of 50% year-on-year
A final dividend of HK15 cents per ordinary share is recommended. Together with the interim dividend paid at HK15 cents per ordinary share, a total of HK30 cents per ordinary share is recommended to be paid (FY2010: HK20 cents per ordinary share), which representing a payout of about 73% of the profit attributable to shareholders verses about 65% for FY2010 and an absolute year-on-year increase of 50%. The recommended payout ratio for FY2011 is in line with our stated policy of between 60%—90% of profit attributable to shareholders.
Fixed Telecommunications Network Services (FTNS)
FY2011 was an exciting year for City Telecom — full of challenges and rewards. During the year, we focused on harvesting the record high broadband subscription growth that we achieved in FY2010 with our Awesome Member-Get-Member campaign, by dramatically raising prices effective from the first day of FY2011 on 1 September 2010. Whilst the “Sticker Shock” impact was anticipated, it was deeper than expected which resulted in only 49,000 net additions to our triple-play subscriptions during the 1H, six months to 28 February 2011. As the “Sticker Shock” impact faded over time, we accelerated our triple-play subscriptions growth in 2H to 88,000, resulting in full year growth of 137,000 to 1,247,000 subscriptions as of 31 August 2011.
This overall triple-play growth consisted of 64,000 additions to 590,000 for broadband, 45,000 additions to 476,000 for local telephony and 28,000 additions to 181,000 for IP-TV subscriptions. Our core broadband service attributed to approximately 27% market share in the broadband subscription market which represented a big step towards our BHAG to become the largest IP service provider in Hong Kong by 2016. We are on track to build our BHAG-based future.
On local telephony, we see this as a profitable value added service on our core broadband business. We were able to take market share in a saturated market by offering superior value, especially as an integrated bundle to our broadband services, versus an incumbent that does not offer an integrated triple-play bill. In particular, our HK$9.9/month for residential fixed line promotion was done on an incremental cash flow breakeven basis, and was effective in building up our base for up-selling our other high margin services later, whilst also highlighting huge value gap that existed relative to the incumbent’s pricing of standalone voice typically between HK$60-HK$110/month.

On IP-TV business, we remained focused on offering mass value. Whilst our competitors focused on the other extreme, offering exclusive premium live sports as their key attraction, we targeted the mass market with value packages. Over time, we will proactively churn industry Pay-TV customers to Over-The-Top content and aim to accelerate industry cord cutting, as we do not see Pay-TV as a viable long term standalone business in an era of convergence.
In addition to the triple-play core services of broadband, voice and IP-TV, we are developing a comprehensive suite of value-added-services (“VAS”), such as bbWi-Fi, bbDRIVE, bbGuard, bbWATCH, 2b App, Online Game Credits Platform and MusicOne, etc. MusicOne is an online Canto-pop focused music portal centred around high-definition music videos, with an inventory of over 150,000 songs and videos, plus exclusive Making-ofs and other Behind-The-Scene content, as well as our upcoming exclusive concert with Joey Yung, one of Hong Kong’s most famous Canto-pop artists. With our growing critical mass of customer relationships, we consider VAS as a material business contributor for us in future.
International Telecom Services (IDD)
IDD service revenue, contributed 11.7% of the group’s turnover showing a continuing but stabilising decline as a result of intensive competition from traditional IDD service and other Voice-Over-IP (VoIP) calling options. Our IDD traffic volume fell by 11.2% from 464 million minutes in FY2010 to 412 million minutes in FY2011. On IDD, our strategy is to focus on cash flow and profitability rather than market share.
LIQUIDITY AND CAPITAL RESOURCES
The Group continued to be in a strong financial position for the year under review. As of 31 August 2011, the Group had total cash and cash equivalents amounting to HK$409.0 million (31 August 2010: HK$588.7 million) and outstanding borrowing of HK$1.2 million (31 August 2010: HK$134.7 million), which led to a net cash position of HK$407.8 million (31 August 2010: HK$454.0 million). As of 31 August 2011, the Group has utilised HK$6.9 million banking facilities mainly for providing bank guarantees to suppliers and to utility vendors in lieu of utility deposits (31 August 2010: HK$8.3 million), leaving HK$32.0 million available for future utilisation. The decrease in total cash and cash equivalents in FY2011 was mainly due to the payment of FY2010 final dividend of HK$103.7 million and the full repayment of long-term bank loan of HK$125.0 million in March 2011.
As of 31 August 2011, we only had long-term liability mainly of obligation under finance lease which amounted to HK$0.3 million (31 August 2010: Our long-term liability consists mainly of our outstanding long-term bank loan of HK$123.6 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits. There is no pledged bank deposit as at 31 August 2011 and 31 August 2010.

The debt maturity profiles of the Group as of 31 August 2011 and 31 August 2010 were as follows:

	2011	2010
	HK$’000	HK$’000

Repayable within one year	950	10,702
Repayable in the second year	105	105
Repayable in the third to fifth year	183	123,855

Total	1,238	134,662

As of 31 August 2011, our outstanding borrowings bear fixed or floating interest rate and are all denominated in Hong Kong dollars. As the Group was in net cash position for both FY2011 and FY2010, no gearing ratio is presented.
In FY2011, we spent HK$449.2 million on capital expenditure versus HK$344.8 million in FY2010. Among this amount, HK$397.9 million was incurred for core telecom business which was above our published guidance of cap of HK$350 million mainly for accelerating our fibre network expansion. During the year ended 31 August 2011, we added 170,000 residential home passes to our fibre network which covers 1.94 million homes pass representing more than 80% of Hong Kong households. The remaining HK$51.3 million mainly represented the land premium of HK$48.0 million paid for a piece of land for constructing a multimedia production and distribution centre which is expected to complete within 36 months.
During the year, the Group has generated an adjusted free cash flow of HK$141.9 million, which is defined as EBITDA less capital expenditure and less net finance costs (2010: HK$113.7 million).
The on-going core capital expenditure will be mainly met by internally core generated cash flow. For the construction of the multimedia production and distribution centre and expansion into Free TV business pending the grant of licence, these will be funded by internal resources and banking facilities within the Group.
Our capital expenditure outlook for FY2012 is expected to be about HK$320 million to HK$350 million for core telecom business. Overall, the Group’s financial position remains sound for continuous business and network expansion.
Charge on Group Assets
As of 31 August 2011, the Group has not been required for any pledged deposits to secure its banking facilities.

Exchange Rates
All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.
The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operation in the People’s Republic of China. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates two to three months’ of operating Renminbi cash flows requirements.
Contingent Liabilities
As of 31 August 2011, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$1.3 million (31 August 2010: HK$2.7 million) and to utility vendors in lieu of payment of utility deposits of HK$5.6 million (31 August 2010: HK$5.6 million).
Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.
PROSPECTS
Our primary focus in FY2011 was to solidify our FTNS pricing foundation for future profitability, which we have successfully achieved. In FY2012, we shall look for assertive growth in profitability.
On our residential sector, in addition to our core triple-play growth, we shall drive the introduction of new and enhanced existing bandwidth demanding VAS, so as to expand and diversify our revenue stream. VAS allows us to deepen our customer engagement and also offers very compelling returns due to incremental economics.
On our corporate sector, our corporate fibre service is now available at more than 1,600 prime commercial buildings, including International Finance Centre, International Commerce Centre, Bank of America Tower, Shun Tak Centre, United Centre, The Centrium, New World Tower, etc. With this extensive prime quality coverage in Hong Kong, we are now on “aggressive mode” to penetrate and expand our corporate business by adopting a “Customer-IN” approach, we are not simply selling a service or a solution to customers, rather we are looking for partners to create new opportunities enabled by our fibre infrastructure and superior customer service.

For FY2012, our guidance for our core telecom business is as follows:
•	broadband subscriptions growth from 590,000 as of 31 August 2011 to exceed 650,000 subscriptions by 31 August 2012
•	EBITDA to exceed HK$650 million

•	capital expenditure on telecom business of HK$320 million to HK$350 million
For our new Free TV and Multimedia Production business, we will update our stakeholders as the business outlook becomes clearer.
DIVIDEND
In view of the solid balance sheet position and the strong high cash generating of our core telecom business, we executed on our dividend policy of paying 60% to 90% of profit attributable to shareholders as dividend to reward our shareholders. As such, the Board is recommending a final dividend of HK15 cents per ordinary share and this will bring the total FY2011 dividend to HK30 cents per ordinary share (FY2010: HK20 cents per ordinary share), representing a payout of approximately 73% of the year’s profit attributable to shareholders.
Going forward, given the much wider variance with new Free TV and Multimedia Production business, we plan on paying a full year dividend per ordinary share of HK30 cents for FY2012 which will be the same as our FY2011 full year proposed dividend.
TALENT REMUNERATION
Including the Directors of the Group, as at 31 August 2011, the Group had 3,080 permanent full-time Talents versus 3,232 as of 31 August 2010. The total Talent-related cost was HK$566.7 million in FY2011 versus HK$563.1 million in FY2010.
The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, Talents training programs and operates share option scheme.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the year ended 31 August 2011.
COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES
During the year ended 31 August 2011, the Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules.
CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuer (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors (the “Company Code”).
Having made specific enquiry with the Directors, all of the Directors confirmed that they had complied with the required standard set out in the Model Code and the Company Code throughout the year ended 31 August 2011.
REVIEW BY AUDIT COMMITTEE
The Audit Committee has reviewed and discussed with the management of the Company the audited final results for the year ended 31 August 2011.
The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.
FINAL DIVIDEND
The Board has recommended to pay a final dividend of HK15 cents per ordinary share in respect of the year ended 31 August 2011 (2010: HK13.5 cents per ordinary share). Subject to the approval of the Company’s shareholders at the forthcoming Annual General Meeting, the proposed final dividend will be distributed on or about 10 January 2012 to the shareholders whose names appear on the register of members of the Company as at the close of business on 23 December 2011.

CLOSURE OF REGISTER OF MEMBERS
The register of members of the Company will be closed from 22 December 2011 to 23 December 2011 (both days inclusive) during which period no transfers of shares would be registered. In order to qualify for the proposed final dividend, all transfer of shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 21 December 2011.
ANNUAL GENERAL MEETING
The Annual General Meeting of the Company will be held on 16 December 2011. Notice of the Annual General Meeting together with the Company’s Annual Report will be published and dispatched in the manner as required by the Listing Rules in due course.

By Order of the Board Lai Ni Quiaque Executive Director, Chief Financial Officer and Company Secretary
Hong Kong, 8 November 2011
As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.
“Where the English and the Chinese texts conflict, the English text prevails”